Media release

Rio Tinto and Sinosteel extend historic Channar Mining Joint Venture

15 April 2016

Rio Tinto and Sinosteel Corporation have extended their historic Channar Mining Joint Venture in Australia’s Pilbara region.

The Channar joint venture extension, together with a separate agreement for Rio Tinto to supply iron ore from the Pilbara, will enable sales of up to 70 million tonnes of iron ore to Sinosteel Corporation over the next five years.

This extension will see 30 million tonnes of iron ore supplied into the joint venture, with Sinosteel making a one-off payment of US$45 million to Rio Tinto and providing additional production royalties linked to the iron ore price.

In a separate agreement, Rio Tinto will sell up to 40 million tonnes of iron ore to Sinosteel between 2016 and 2021.

In a ceremony witnessed by Australian Prime Minister Malcolm Turnbull and Chinese Premier Li Keqiang at the Great Hall of the People in Beijing, Rio Tinto Iron Ore chief executive Andrew Harding and Sinosteel Corporation Ltd president Liu Andong signed the Channar agreement, officially extending the long-established relationship between both companies until the end of the decade.

Rio Tinto Iron Ore chief executive Andrew Harding said “In the 50 years that we have been exporting iron ore from the Pilbara, the Channar joint venture stands out as one of the most important deals not only for our business, but for Australia’s economic ties with China. Now in its 30th year, it is one of the longest running and most successful partnerships between the two nations.

“We place immense value on our long-term customer relationships and today’s agreements clearly demonstrate that Rio Tinto and Sinosteel remain committed to our mutually beneficial partnership.”

Sinosteel Corporation president Liu Andong said “The Channar Mining Joint Venture was the first large -scale mining initiative between our two countries and is a cornerstone of Chinese and Australian trade. The extension of the joint venture marks another milestone in trade cooperation, especially in the current economic climate.

“The relationship between Sinosteel and Rio Tinto has demonstrated the ability of our companies an d both nations to sustain significant long-term joint commercial activities for the benefit of all concerned.”

The joint venture extension is subject to certain conditions precedent being met, including West Australian, Australian and Chinese Government approvals.

Note to editors

With strong support from the Australian and Chinese Governments, the original Channar joint venture was signed in 1987 and provided for the production of 200 million tonnes of iron ore. It was later extended by 50 million tonnes.

The Channar joint venture (Rio Tinto share 60 per cent, Sinosteel share 40 per cent) owns the Channar mine in the Pilbara region of Western Australia. The mine is managed by Rio Tinto and the joint venture agreement provides Sinosteel with off-take rights for a volume of Pilbara Blend (into which Channar ore feeds) equivalent to Channar production.

Sinosteel Corporation is considered to be a related party of Rio Tinto plc under the UK Listing Authority listing rules. This extension of the Channar joint venture is a related party transaction, falling within UK Listing Authority listing rule 11.1.10R.

To ensure that the extension of the Channar joint venture falls within the UK Listing Authority‘s ‘smaller related party transactions’ regime (under listing rule 11.1.10R), the production royalties are subject to a maximum cap of US$500 million, which is believed to provide significant headroom at both current and anticipated iron ore price scenarios.

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